September 29, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-207031) (the “Registration Statement”) of Dave & Buster’s Entertainment, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering by certain selling stockholders of the Company of 6,000,000 shares of the Company’s common stock, we hereby join the Company’s request for acceleration of effectiveness for the above-referenced Registration Statement to 4:30 p.m. EST, on September 30, 2015, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we plan to effect the following distribution of the preliminary prospectus relating to the public offering by certain selling stockholders of the Company, dated September 29, 2015:

Preliminary Prospectus dated September 29, 2015

6,800 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

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JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name:	Michael A. Bauer
Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

Signature Page – Acceleration Request